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Filed by MB Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: MB-MidCity, Inc.
Exchange Act File No. 0-24566
Set forth below are certain materials for MB Financial, Inc.'s presentation at an industry conference.

Howe Barnes Investments, Inc.
6th Annual Community Bank Conference
May 15, 2001
Mitchell Feiger, President & CEO
NASDAQ: MBFI

Forward-Looking Statements

    When used in this presentation material or other public shareholder communications, in filings with the Securities and Exchange Commission, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," "should," "potential" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. Examples of forward-looking statement include, but are not limited to, estimates with respect to the financial condition, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, the following: (1) expected cost savings and synergies from the merger of MB Financial and MidCity Financial might not be realized within the expected time frame; (2) revenues following the merger could be lower than expected; (3) costs or difficulties related to the integration of the businesses of MB Financial and MidCity might be greater than expected; (4) the requisite shareholder and/or regulatory approvals of the merger might not be obtained; (5) deposit attrition, operating costs, customer loss and business disruption before and after the merger may be greater than expected; (6) competitive pressures among depository institutions; (7) the credit risks of lending activities; (8) changes in the interest rate environment and in the demand for loans; (9) real estate values; (10) general economic conditions, either nationally or in the states in which the combined company will be doing business, might be less favorable than expected; (11) new legislation or regulatory changes; and (12) changes in accounting principles, policies or guidelines; and (13) other economic, competitive, governmental, regulatory, and technological factors affecting the Company's operations, pricing, products and services.

    We do not undertake any obligation to update any forward- looking statement to reflect circumstances or events that occur after the date the forward- looking statement is made.

Additional Information

    A registration statement on Form S- 4 will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of both MB Financial, Inc. and MidCity Financial Corporation seeking their approval of the proposed transaction. Investors and security holders are advised to read the registration statement and joint proxy statement/prospectus because they will contain important information. When filed, these documents can be obtained free of charge from the web site maintained by the SEC at "www.sec.gov." These documents also can be obtained free of charge upon written request to MB Financial, Inc., Investor Relations, 1200 North Ashland Avenue, Chicago, Illinois 60622 or by calling (773) 645-7868.

    MB Financial, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from MB Financial shareholders to approve the merger. Information about these participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by MB Financial on March 21, 2001. Additional information regarding the interests of these participants, as well as information regarding the directors and executive officers of MidCity Financial, may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Overview of MB Financial

  •
  As of December 31, 2000, assets were $1.5 billion, deposits were $1.1 billion and equity was $91.7 million.

  •
  Mid-market business banking focus in excellent business banking market.

  •
  Especially good at:
—	Commercial and industrial lending
—	Lease banking
—	Commercial real estate lending
  •
  Ability to generate significant amounts of high quality earning assets.

  •
  A history of successfully acquiring other depository institutions.
—	Manufacturers National Corporation	1992
—	Peterson Bank	1995
—	U.S. Bancorp, Inc.	1997
—	Avondale Financial Corp.	1999
—	FSL Holdings, Inc.	2001
  •
  Significant insider ownership.

Total Assets

Total Deposits

Net Income

Earnings Per Share vs.
Cash Earnings Per Share

* 1998 adjusted for the sale of Coal City

Earnings Per Share vs.
Cash Earnings Per Share

*
1998 adjusted for the sale of Coal City

Mission

  •
  To be the premier bank serving middle market companies in the Chicago metropolitan area.

  •
  To serve consumers who live or work around our offices.

  •
  To provide banking services to equipment leasing companies located throughout the United States.

Strengths

  •
  "Best in class" banking services for small and mid-size businesses

  •
  Very experienced commercial bankers

  •
  Premier credit culture

  •
  Strong sales culture throughout bank

Strengths

  •
  Well positioned to finance real estate developers and investors

  •
  National Lease Banking reputation

  •
  Budding lease equity portfolio

  •
  Significant acquisition and merger experience

Commercial and Commercial
Real Estate Loans Outstanding

Commercial, CRE, and
Lease Loans Outstanding

Loan Mix

Commercial and Commercial
Real Estate Loans Nonperforming

Commercial and Commercial
Real Estate Loans Charge-offs

Lease Loans Outstanding

Equipment Leases

Merger

MidCity Merger

Transaction Summary

Pro forma Ownership:	MBFI 40% / MidCity 60%
Form of Consideration:	100% MBFI common stock
Value per MidCity share:	$3,800.44 (1)
Transaction Value:	$292 million in total— 175 million for MidCity 117 million for MB Financial
Accounting Treatment:	Pooling of interests
Tax Treatment:	Tax-free exchange

(1)
Based on MBFI share price as of close April 19, 2001

MidCity Merger

Transaction Summary

Expected Closing:	3rd Quarter 2001
Expected Integration:	Not later than 1st quarter 2002
Transaction Costs:	$19.6 million (pre-tax)
Operating Savings:	$8.2 million (pre-tax) (9.7% of combined) 100% realized in 2002
Dividend:	Initial dividend target $0.15 per quarter

MidCity Merger

Current Subsidiary Bank Structure

Note: Figures are total assets as of December 31, 2000

MidCity Merger

Current Subsidiary Bank Structure

Note: Figures are total assets as of December 31, 2000

MidCity Merger

Pro Forma Subsidiary Bank Structure

MidCity Merger

Transaction Rationale—Strategic

  •
  Combines a company with strong internal funding sources and a company with strong asset generation.

  •
  Creates a company well positioned to become the premier business bank in the Chicago market.

  •
  New entity enhances the existing banking platform for continued growth both internal and external.

  •
  Creates a platform to aggressively pursue a wealth/asset management line of business.

MidCity Merger

Transaction Rationale—Financial/Operational

  •
  Accretive to both companies' GAAP earnings in first full year of operations (2002). Accretive to MBFI's book value.

  •
  There are additional opportunities to restructure and redeploy assets into higher yielding assets.

  •
  Identified cost savings are achievable within 6 months of closing.

  •
  Experienced integrators, low execution risk.

MidCity Merger

Overview of MidCity Financial Corporation

  •
  26 branch offices

  •
  As of December 31, 2000, assets were $1.8 billion, deposits were $1.6 billion and equity was $185.6 million.

  •
  Commercial banking focus with strengths in commercial and industrial lending, wealth management services and deposit gathering.

  •
  Strong deposit franchise and commercial customer base.

MidCity Merger

Overview of MidCity Financial Corporation

  •
  MidCity also has a history of acquiring other depository institutions and successfully consolidating them.
—	Clyde Federal Savings	1991
—	First Western	1992
—	Peoples Federal Savings & Loan Association of Chicago	1995
—	Abrams Centre National Bank	1997
—	Republic Bank (Waukegan branch)	1998
—	Damen Financial Corporation	1999
  •
  Significant insider ownership.

MidCity Merger

Pro Forma Branch Map

MidCity Merger

Deposit Market Share—Cook County, IL

Rank Institution		Type	Branches	Deposits		Share
1	Bank One Corp. (IL)	Bank	146	$25,870,710		19.9%
2	ABN AMRO North America HC (IL)	Bank	128	25,263,885		19.4%
3	Bank of Montreal	Bank	86	11,859,791		9.1%
4	Northern Trust Corp. (IL)	Bank	11	7,860,001		6.0%
5	Charter One Financial (OH)	Bank	53	3,560,498		2.7%
6	Bank of America Corp. (NC)	Bank	2	3,547,889		2.7%
7	Citigroup Inc. (NY)	Bank	44	3,510,816		2.7%
8	Fifth Third Bancorp (OH)	Bank	31	2,974,299		2.3%
9	Corus Bankshares Inc. (IL)	Bank	14	2,052,074		1.6%
10	MAF Bancorp Inc. (IL)	Thrift	16	1,857,979		1.4%
11	FBOP Corp. (IL)	Bank	21	1,775,536		1.4%
12	TCF Financial Corp. (MN)	Bank	106	1,729,965		1.3%
13	Taylor Capital Group, Inc. (IL)	Bank	13	1,704,457		1.3%
14	U.S. Bancorp (MN)	Bank	31	1,520,386		1.2%
15	Popular Inc. (PR)	Bank	20	1,439,372		1.1%
16	Superior Holdings Inc. (NV)	Thrift	12	1,434,968		1.1%

17	MB Financial, Inc.	Bank	11	1,150,651	(1)	0.9%

18	MidCity Financial Corp.	Bank	19	1,074,382		0.8%

19	Metropolitan Bank Group, Inc. (IL)	Bank	37	1,045,845		0.8%
20	Hershenhorn Bancorp., Inc. (IL)	Bank	2	1,011,863		0.8%

	TOTAL		808	$102,245,367

9	PRO FORMA	Bank	31	$2,225,033	(2)	1.7%

(1)
Pro Forma for the pending acquisition of FSL Holdings, Inc.

(2)
In addition to these Cook County offices, the company also has three offices in DuPage County with $147 million of deposits.

Source: SNL Datasource 3.0 as of April 4, 2001. Data as of June 30, 2000.

MidCity Merger

Compelling Economics for Shareholders

  •
  Terms of this Merger-of-Equals enable shareholders of both organizations to participate in upside potential.

  •
  Dividend on common stock.

  •
  Strong pro forma capital ratios—platform for continued profitable incremental asset growth.

  •
  6% to 10% accretive to MBFI 2002 GAAP EPS.

  •
  $8.2 million in pre-tax expense savings are conservative and attainable.

MidCity Merger

Financially Compelling

Earnings Projections	2002
Analysis Including Cost Savings Only:
MBFI Stand Alone Diluted EPS (IBES estimate)	$2.12
Pro Forma Diluted EPS	$2.25
EPS Accretion/Dilution to MBFI	6.13%
ROAA	1.08%
ROE	13.42%
Efficiency Ratio	53.68%
Analysis Including Revenue Enhancements:
Pro Forma Diluted EPS	$2.34
EPS Accretion to MBFI	10.38%
ROAA	1.12%
ROE	13.96%
Efficiency Ratio	52.75%

MidCity Merger

Summary

  •
  Accretive to GAAP earnings in the first full year of operations (2002)

  •
  $3.3 billion asset bank is exceptionally well positioned in metropolitan Chicago

  •
  Expands depth of management

  •
  Franchises are complementary

  •
  Enhances capital ratios

  •
  Cost savings are significant and achievable

  •
  Great potential for revenue enhancements

  •
  Low execution risk

  •
  Improves liquidity for shareholders

Earnings Per Share

* 1998 adjusted for the sale of Coal City

Earnings Per Share

* 1998 adjusted for the sale of Coal City

MBFI Stock Price History
One Year

MBFI Stock Price History
Two Years

Comparative Stock Price
Performance—One Year

COMPOSITE= BUSE, CBCI, CHFC, CTBI, FRME, HTLF, IBCP, IRWN, MAB, MBHI, MBTF, RBCAA, THFF, WTFC

Comparative Stock Price
Performance—Two Years

COMPOSITE= BUSE, CBCI, CHFC, CTBI, FRME, HTLF, IBCP, IRWN, MAB, MBHI, MBTF, RBCAA, THFF, WTFC

Howe Barnes Investments, Inc.
6th Annual Community Bank Conference
May 15, 2001
Mitchell Feiger, President & CEO
NASDAQ: MBFI
(773) 292-6271

QuickLinks

Forward-Looking Statements
Additional Information
Overview of MB Financial
Total Assets
Total Deposits
Net Income
Earnings Per Share vs. Cash Earnings Per Share
Earnings Per Share vs. Cash Earnings Per Share
Mission
Strengths
Strengths
Commercial and Commercial Real Estate Loans Outstanding
Commercial, CRE, and Lease Loans Outstanding
Loan Mix
Commercial and Commercial Real Estate Loans Nonperforming
Commercial and Commercial Real Estate Loans Charge-offs
Lease Loans Outstanding
Equipment Leases
Merger
MBFI Stock Price History Two Years
Comparative Stock Price Performance—One Year
Comparative Stock Price Performance—Two Years